

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Gary L. Blum
Thunderclap Entertainment, Inc.
201 Santa Monica Blvd.
Suite 300
Santa Monica, CA 90401

> **Re:** **Thunderclap Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-172658**

Dear Mr. Blum:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus

1. Please limit your outside front cover page to one page. Refer to Item 501(b) of Regulation S-K.

2. We note your disclosure on the cover page of your prospectus that "[t]he offering price for shares will be $0.20 per share until the shares are quoted on the Over-the-Counter Bulletin Board or an exchange." Please revise to clarify here and throughout that there is no guarantee that the shares will ever be quoted on the Over-the-Counter Bulletin Board or an exchange.

3. Please reconcile your statement on the cover page of your prospectus and on page 9 that you may, at your discretion, extend the offering for an additional 180 days with your disclosure on page 9 that your director will not extend the offering beyond the 180 days or advise.

Prospectus Summary, page 7

4. We note your disclosure on page 15 regarding your status as a shell company. Please revise to disclose your status as a shell company here.

5. Please revise to disclose your assets as of your most recent audited period.

6. Please disclose your monthly "burn rate," how long your present capital will last at that rate and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation. In addition, please disclose that you will not receive any proceeds from this offering.

7. We note your disclosure on page 8 that "[you] plan to offer grants of [your] stock or options to acquire [your] stock in order to secure screenplays, treatments, actors' participation and directors' participation in [your] films" and your disclosure on page 12 that you plan to seek additional funds through private placements of your common stock. Please revise to disclose here that such distributions may involve dilution to your shareholders. In addition, please revise to clarify what you mean by "treatments" on page 8.

8. We note your disclosure on pages 7 and 37 that you "have not established or attempted to establish a source of equity or debt financing for any of [your] entertainment projects." Please revise to clarify that you have not yet begun any entertainment projects.

9. Please disclose the aggregate market price of your common stock based on the proposed offering price of $0.20 per share and disclose the balance of total stockholders' equity at your most recent balance sheet date.

10. We note the third sentence in the fifth paragraph on page 8 states that many production companies follow the procedure discussed in the paragraph. Please either revise to state as a belief or provide us with materials that substantiate the statement.

Risk Factors, page 11

11. Please revise to include a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market condition may have on your ability to obtain financing.

Key management personnel may leave us, which could adversely affect our ability, page 12

12. Please remove your statement that you "believe that [you] have made all commercially reasonable efforts to minimize the risks attendant with the departure by key personnel and [that you] plan to continue these efforts in the future" as it negates the risk disclosed in this risk factor.

Competition in the entertainment industry is strong. If we cannot successfully compete, page 14

13. Please remove the words "similar to us" from the second sentence in this risk factor as you are not a "well established enterprise."

We will rely upon consultants for web-development and the consultant may not, page 16

14. Please reconcile your statement in this risk factor that you are heavily dependent on the web consultant to expand your website and your disclosure on page 34 that "[your] business strategy is to continue to develop and expand your website and have it operational by no later than the end of the second quarter of 2011 whereby individuals will be able to submit their screenplays, treatments and other projects on the site" with the statement in this risk factor that you have no intention to further develop your website at this time.

Participation is subject to risks of investing in micro capitalization companies, page 17

15. Please remove your statement that you believe that "certain micro capitalization companies have significant potential for growth" as this statement negates the risk disclosed in this risk factor.

Selling Security Holders, page 22

16. Please remove the names and holdings of security holders that are not selling shares in this offering from your table on page 23. In addition, please remove the words "except for our officers, directors and founders" from the last sentence on page 24 as your officers, directors and founders are not selling security holders.

17. We note your statement on page 24 that "to [your] knowledge, except for our officers, director and founders . . ., none of the Selling Security Holders have either (1) had a material relationships with us, other than as a shareholder as noted above, at any time since inception (September 10, 2009) or (2) ever been an officer or director of us." Please revise to remove "to our knowledge" as it is inappropriate to limit or qualify this disclosure.

Plan of Distribution, page 25

18. We note your disclosure on page 29 that "[u]pon effectiveness of this Prospectus, [you] intend to consider becoming a 'reporting issuer' under Section 12(g) of the Exchange Act, as amended, by way of filing a Form 8-A with the SEC." Please revise to clarify that you will have Exchange Act reporting obligations at least through the end of the fiscal year in which your registration statement becomes effective even if you do not file a Form 8-A.

19. Please revise to state that the selling shareholders may be deemed underwriters.

20. We note your disclosure on page 23 that "[o]ther than Mark Salter, you are not aware of any Selling Security Holders being a broker-dealer or being affiliated with a broker-dealer." Please revise to disclose that Mark Salter is an underwriter or advise.

Business, page 36

21. Please reconcile your statement on page 8 that you have net losses of $135,154 with your statement on page 36 that you have net losses of $135,8154.

22. Please clarify what you mean by "film package" on page 38.

Research and Development, page 41

23. Please revise to clarify what you mean by "we have not spent a minimal amount of money on research and development activities."

Directors, Executive Officers, Promoters and Control Persons, page 42

24. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Blum should serve as your director at the time the disclosure is made, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

25. We note your disclosure on page 43 that you have only one officer and one director. However, it appears that you have two officers, Mr. Blum and Mr. Matondi. Please advise or revise.

26. We note your disclosure on page 14 regarding a right of first refusal agreement with Mr. Blum and Mr. Matondi. Please disclose here and in your certain relationships section. In addition, to the extent that it is a written agreement, please file it with your next amendment to your registration statement.

Grants of Plan-Based Awards Table, page 45

27. Please revise to clarify that you currently do not have any equity compensation plans or advise.

Certain Relationships and Related Transactions, page 46

28. We note your disclosure on page 46 that Mr. Hateley, your legal counsel shares office space with you but that you do not charge him for its use. Please provide the approximate dollar value of Mr. Hateley's interest in this arrangement pursuant to Item 404(a) of Regulation S-K.

Undertakings, page F-16

29. Please revise to add the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

30. Please revise the legal opinion so that it speaks with a consistent pronoun.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (310) 388-5899
        Donald P. Hately, Esq.
        Hately & Hampton Attorneys and Counselors